                                File No. 70-09371

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-1/A

                                 AMENDMENT NO. 1

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                           and its subsidiary company:

                      COLUMBIA INSURANCE CORPORATION, LTD.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                           J. W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
                     (Name and address of agent for service)

                        Sharon B. Heaton, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
           (Name and address of subsidiary company agent for service)

      Columbia Energy Group and Columbia Insurance Corporation, Ltd. amend and restate Item 1 and Item 6(a) of their Application-Declaration in File No. 70-09371, in their entirety to read as follows:

Item 1. Description of Proposed Transaction

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      Columbia Energy Group(1) ("Columbia"), a Delaware Corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its wholly-owned subsidiary captive insurance company, Columbia Insurance Corporation, Ltd. ("CICL"), are seeking authority to expand the lines of coverage that CICL may provide to Columbia, its associate and affiliate companies (the "Columbia Group"). By order dated October 25, 1996, the Commission authorized the formation and capitalization of CICL to engage in the reinsurance of predictable losses under the automobile and general liability and "all-risk" coverages. The Columbia Gas System, Inc., Holding Co. Act Release No. 26596 (Oct. 25, 1996) (the "Order"). The Order noted that, in the future, CICL might seek to underwrite coverage including, but not limited to, director and officer liability, employee attorney liability, legal malpractice for employee attorneys, performance bonds, and various warranty programs offered to consumers. Although the Order is silent in this regard, Columbia represented that these programs would only be undertaken pursuant to further Commission approval under the Act.

      As will be discussed, Columbia estimates that it can significantly reduce its cost of purchasing commercial insurance, beyond savings already achieved, by expanding the scope of risk management activities that may be directed through CICL Accordingly, Columbia seeks to provide additional support in the form of equity, guarantees, letters of credit, or other forms of credit support in an aggregate amount of up to $50 million at any one time outstanding. Columbia further requests authority to establish additional, direct or indirect, subsidiaries to engage in the proposed activities.

      CURRENT CAPTIVE INSURANCE PROGRAM

      Established as a direct subsidiary of Columbia on November 1, 1996, CICL operates as a Bermuda-incorporated insurance company and reinsures certain commercial insurance bought by Columbia, its subsidiaries and affiliates from commercial insurance companies such as Aegis,

----------
(1)   Formerly The Columbia Gas System, Inc.

Ltd. CICL does not contract directly with other Columbia subsidiary companies. Rather, CICL markets reinsurance to admitted commercial insurers which, in turn, market primary insurance to companies in the Columbia system. Currently, CICL's coverage includes automobile and general liability and "all-risk" property. Initial funding for CICL was $3,000,000, with the first $1,000,000 in capital contributions in exchange for CICL common stock ($25 par value) and an additional $2,000,000 in letters of credit under Columbia's bank facility previously approved by the Commission (See File No. 70-8627).

      As a re-insurer, CICL underwrites a portion of the risk related to Columbia's authorized and permitted businesses that is underwritten by a direct commercial insurer (the "Primary Insurer"). In return for the assumed risk, CICL receives a portion of the premium paid to the Primary Insurer. CICL retains only that portion of the risk assumed from the Primary Insurer that is relatively predictable on a basis of claim frequency and severity. CICL reinsures the more volatile/less predictable portion of the risk with other commercial insurers. CICL's status as an insurance company gives it direct access to the commercial re-insurance market, which access would otherwise be unavailable to the Columbia Group. No privity exists between the insured and CICL. The insured deals exclusively with the Primary Insurer for all claims and administrative matters.

      CICL's role as a captive re-insurer provides various benefits to the Columbia Group. The relatively predictable portion of insured risk that CICL retains would typically be the most profitable portion of an insurance policy for the Primary Insurer. By retaining the risk associated with the most profitable premiums within a captive insurer like CICL, over time, premium costs may be reduced for the Columbia Group as premiums are adjusted to correspond to actual loss experience. A captive re-insurer also avoids the regulatory costs associated with the conduct of business in every jurisdiction in which the Columbia Group conducts operations. A captive re-insurer may insulate its sister companies from premium volatility over time, thus aiding in sound business planning, and captives may continue to offer coverage for rational risks where conventional insurance may only be available at uneconomic rates. In addition, a captive re-insurer provides a focal point for corporate managers to manage risk more cost effectively. Lastly, a captive re-insurer may provide economic and tax benefits from accelerated recognition of the cost of claims that are likely to occur but for which conventional insurance is not necessarily economical.

      The typical distribution of risk, sometimes referred to as a liability tower, among the Columbia Group insured, CICL, the Primary Insurer and unaffiliated re-insurers is as follows: Columbia Group members retain limited risk in the form of deductibles or self-insured retentions. CICL, as re-insurer of the first level of risk that would otherwise be covered by the Primary Insurer, retains the next layer of risk up to actuarialy determined limits for individual and aggregate losses. The Primary Insurer then absorbs the next level of risk above CICL's individual occurrence and aggregate limits, again up to certain defined limits. Above the Primary Insurer, additional unaffiliated re-insurers remain liable for so called "catastrophic losses" at various loss levels up to the total policy limits.

      For general liability risks, for example, Columbia Group members remain exposed (the "Self-Insured Retention") to losses of up to $200,000 per occurrence. For losses above the $200,000 Self-Insured Retention, CICL's exposure would be limited to $1.8 million per occurrence and to an aggregate limit of $4 million. The Primary Insurer and subsequent re-insurers would cover losses in excess of CICL's exposure limits. Should aggregate losses exceed CICL's aggregate limit, the Primary Insurer's coverage would drop down to cover losses that exceed the Self-Insured Retention.

      Similarly, the Self-Insured Retention for all-risks property coverage varies between $100,000 and $250,000 depending upon the type of property. CICL would cover losses between the Self-Insured Retention and $750,000 per occurrence and $3 million in the aggregate. As with general liability insurance, the Primary insurer would cover losses that exceed CICL's individual occurrence and aggregate limits(2).

      As the party with the contractual relationship with the insured, the Primary Insurer remains ultimately liable to pay the claims of the insured without regard to the allocation of risk among the Primary Insured and the various re-insurers each with an allocation of the liability tower. As a result, Columbia Group members should be equally assured of coverage whether CICL participates in the liability tower or the liability tower is composed entirely of non-affiliated companies.

      SAFEGUARDS

      CICL's individual and aggregate limits are designed to ensure that CICL retains only the more predictable, low frequency risks and that its potential losses are capped. In the unlikely event that losses exceed aggregate limits, third-party commercial re-insurance (i.e., "stop-loss" protection) will respond to any claim(s) in excess of the aggregate retention, thereby ensuring that coverage will be available to Columbia subsidiaries. The financial strength and integrity of CICL is further bolstered by its compliance with strict Bermuda capital to premium requirements of $1 of capital for every $5 of net premium. CICL's financial strength and claims-paying ability is also of keen interest to the Primary Insurer which remains liable to the insured should CICL be unable to satisfy its share of claims. The Primary Insurer may require CICL's letter of credit or other credit support to assure that CICL fulfills its obligations. The self-interest of the Primary Insurer, therefore, acts as an additional check on CICL and causes CICL to maintain appropriate capitalization and to continually monitor the balance between the risks it assumes and the premiums it charges.


----------
(2) Charts illustrating the liability tower for general liability and all-risks property coverage are included in Exhibit H.

      BENEFITS TO THE COLUMBIA GROUP

      CICL's operations to date have benefitted the Columbia Group by providing insurance at a lower cost than would be available through Primary Insurers. Based on the period from CICL's formation on November 1, 1996, through December 31, 1998, CICL has saved the Columbia Group approximately $3.3 million. The savings estimate is based on the cost of coverage available in the insurance market similar to that provided by CICL net of the cost of the CICL program(3). For the same period, CICL also had net income of $224,000(4). CICL is not operated to generate profits beyond what would be necessary for CICL to remain adequately capitalized. To the extent that premiums and interest earned exceed current claims and expenses, CICL will accumulate an appropriate reserve to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, premiums would be appropriately reduced.

      Exhibit I describes the allocation of liability and property insurance premiums among individual Columbia Group companies. Allocations are made based on factors generally employed by underwriters. As CICL accumulates loss experience data on individual Columbia Group companies it will adjust the premium allocations accordingly. Premium savings are allocated to individual Columbia Group companies in proportion to premiums charged.

      Columbia Group companies are not required to participate in Columbia's insurance program. Columbia expects, however, that the advantages associated with a captive re-insurance program would attract the participation of the majority of companies in the Columbia Group.

      PROPOSED EXPANSION OF CAPTIVE INSURANCE PROGRAM

      Columbia and CICL propose to expand their re-insurance activities to include all predictable risks related to the business of the Columbia Group. Diversification among the types of risks covered should reduce the overall risk of CICL and maximize the overall benefits to the Columbia Group. CICL, and any to-be-formed subsidiaries, propose to participate as a re-insurer only:

-     where a Primary Insurer underwrites the risk,


----------
(3) CICL program costs include the sum of the incurred claims (both paid and reserved amounts) plus expenses and less investment income.

(4) For the year ended December 31, 1998, CICL experienced a net loss of $330,000, attributable principally to higher than expected losses under general liability coverage. CICL had outstanding loss reserves of $12,015,678 on December 31, 1998.

-     for a permitted business activity engaged in by a member of the Columbia
      Group,

- where captive re-insurance would be reasonably expected to save the Columbia Group member a portion of the risk premium it would otherwise have paid, and

- where the captive re-insurer can obtain, as appropriate, excess or stop-loss coverage.

      The proposed expansion could, by way of example, include workers' compensation insurance to the extent Columbia Group members opted to participate through CICL. Administrative fees and overhead could be reduced significantly as compared to state-regulated insurance funds by providing this coverage with a captive re-insurer. Warranty programs such as homeowners' gas line warranties also typify the kinds of coverage CICL could offer to re-insure to expand its current service. See Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998) (authorizing Columbia to engage directly or indirectly in "providing service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises").

      To support the expansion of captive re-insurance activities, Columbia proposes to provide additional support to CICL and the to-be-formed subsidiaries in the form of equity, guarantees, letters of credit or other credit support in an aggregate amount of up to $50 million at any one time outstanding. Columbia also seeks authority to establish one or more, direct or indirect, subsidiaries to engage in the proposed activities.

      No changes would be made to CICL's current framework relating to administrative functions, fund management, assignment of officers and directors, letters of credit arrangements, "stop-loss" protection, and method of premium allocations. To the extent any new subsidiaries differ operationally or administratively from CICL, such differences will be described in future Rule 24 letters to the Commission.

      BENEFITS OF EXPANDING THE CAPTIVE'S SCOPE

1) Significant reduction in the 30% to 40% overhead charge for commercial insurers underwriting "predictable" risk.

      Commercial insurers charge insurance premiums based on actuarially projected "predictable" losses plus a 30% to 40% overhead charge. Therefore, for every $1.00 in projected loss, a commercial insurer charges an additional $0.40 for administrative charges/overhead. In contrast, CICL only adds the actual cost of administration, resulting in substantial premiums savings.

2) Direct access to global reinsurers to ensure the most competitive and cost-effective pricing for Columbia's "unpredictable" commercial insurance exposures.

      Reinsurers are generally only accessible by commercial insurers and brokers who charge a fee. CICL provides Columbia direct access to reinsurance markets, avoiding the fee, and permits access to the same group of reinsurers which many Fortune 500 companies already access. These reinsurers, Munich RE, Zurich RE and Swiss RE, are not only among the world's largest and most innovative insurers, they are also among the most competitively priced.

3) Flexibility for subsidiaries to select deductibles for their business needs and objectives.

      Higher deductibles foster an increased awareness for loss prevention programs at the subsidiary level with the likely prospect of reduced losses in the future, as well as lower future premiums. The better the loss experience, the lower the premium.

4)    Greater control and input over the claim management process.

      Under current arrangements related to coverage types beyond CICL's authorized scope, commercial insurers determine if and when to settle claims. Expanding the scope of the captive would place even greater control with Columbia companies.

5) Decreased reliance on the commercial insurance market for insuring "predictable" risk resulting in less volatility of future premiums.

      Commercial insurers base premiums not only on a company's loss history, but also on the results in the industry, subjecting companies to dramatic changes in insurance rates from year to year. To the extent that CICL reduces reliance on commercial insurers, the vulnerability to such changes is lessened. The portion of insurance premiums paid to CICL would continue to be based solely on a company's underwiting factors and loss experience, and would not be subject to industry-driven volatility.

      Approximately sixty percent of the Fortune 500 companies presently use a captive insurance company to more effectively control and manage their insurance costs. Columbia believes that an expansion in CICL's permissible scope will further "level the playing field" and provide increased access to the most competitive global insurance markets, thereby resulting in reduced cost for insurance and related services.

6)    Reduced insurance portfolio risk.

      Expanding CICL's authority to re-insure other types of traditional insurance will help to reduce CICL's portfolio risk by diversifying the overall risk among several lines of insurance. Diversification reduces CICL's risk by reducing overall claims volatility and maximizes the overall benefits of the Columbia Group.

      AUTHORIZATION REQUESTED

      Columbia seeks to provide additional support in the form of equity, guarantees, letters of credit, or other forms of credit support in an aggregate amount of up to $50 million at any one time outstanding, to expand the scope of coverage of CICL and other to-be-formed subsidiaries to include all predictable risks related to the businesses of the Columbia Group within the limits discussed above. Columbia further requests authority to establish additional, direct or indirect, subsidiaries to engage in the proposed activities.

Item 6. Exhibits and Financial Statements.

      (a)   Exhibits

            F     Opinion of Counsel (to be filed by amendment)

            H Liability Tower Charts for General Liability and All-Risks Property Insurance

            I Allocation of Liability and Property Insurance Premiums Among Columbia Group Companies

      SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                    COLUMBIA ENERGY GROUP

Date: June 7, 1999                      By: /s/ M.W. O'Donnell
                                        ------------------------------------
                                        M.W. O'Donnell, Senior Vice President
                                        & Chief Financial Officer



                                    COLUMBIA INSURANCE CORPORATION, LTD.

Date: June 7, 1999                      By: /s/ S.B. Heaton
                                        ------------------------------------
                                        S.B. Heaton, Vice President